FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Financial Asset Securities Corp.   0001003197

Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, July 16, 2004, Series 2004-FFH2   333-111379

Name of Person Filing the Document
(If Other than the Registrant)



04038527



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 16 , 2004

FINANCIAL ASSET SECURITIES CORP.

By: _____

Name: Frank Skibo

Title: S. V. P.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2004-FF02 1st Lien Mortgage Loan Schedule, Exhibit D (Closing Pool as of 06/01/2004)

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Paid to Date	Original Payment	Current Payment	Original Balance	Scheduled Balance	Loan Purpose	Original Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Property on Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Periodic Rate Cap	Group

First Franklin Mortgage Loan Trust 2004-FFC1 Initial Mortgage Loan Schedule, Exhibit D

First Franklin Mortgage Loan Trust 2004-FFH In-Lieu Mortgage Loan Schedule; Exhibit D (Closing Pool as of 06/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule: Exhibit D (Cutting Pool as of 06/01/2004)

First Franklin Mortgage Loan Trust, 1st Lien Mortgage Loan Schedule, Exhibit D, Closing Pool

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule (Exhibit D) Closing Pool as of 06/01/2004

First Franklin Mortgage Loan Trust 2004-FFH2 1st Lien Mortgage Loan Schedule, Exhibit D (Closing Pool as of 06/02/04)

First Franklin Mortgage Loan Trust 200x-FFH1 1st Lien Mortgage Loan Schedule, Exhibit D (Closing Pool as of 6/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH2 1st Lien Mortgage Loan Schedule (Exhibit D) (Closing Pool as of 04/01/2004)

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Paid thru Date	Original Payment	Current Payment	Original Term	Scheduled Additional Balance	Original Loan Prepaym	Documentation Program	Orig Rate Grade	Appraisal Value	Sales Price	Actual Unpaid Balance	Prepayment Penalty	Prepaym at Term	Remaining Prepaym at Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Dividend Loan	Group

First Franklin Mortgage Loan Trust 2004-FFH 1st Lien Mortgage Loan Schedule: Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust 2004-FF PID 1st Lien Mortgage Loan Schedule; Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule, Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust, 2004-FFH3 1st Lien Mortgage Loan Schedule (Exhibit D) (Closing Pool as of 06/01/2004)

Loan Number, State, Zipcode, Occupancy Status, Property Type, Original Loan Term, Remaining Term, LTV at Origination, Mortgage Rate, 1st Payment Due, Maturity Date, Original Payment, Current Payment, Paid to Date, Original Loan Amount, Scheduled Balance, Loan Purpose, Original Rate Grade, Documentation Program, Risk Grade, Appraisal Value, Sale Price, Actual Unpaid Balance, Prepayment Penalty, Prepayment Term, Remaining Prepayment Term, Rounding Code, Product, Lien Position, Minimum Mortgage Rate, Maximum Mortgage Rate, Gross Margin, Next Adjustment Date, Initial Periodic Rate Cap, Subsequent Periodic Rate Cap, Dividend Loan Group

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule, Exhibit D (Checks Pool as of 06/07/2004)

First Franklin Mortgage Loan Trust 2004-FFH D 1st Lien Mortgage Loan Schedule Exhibit D (Closing Pool as of 06/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH 1st Lien Mortgage Loan Schedule Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust 2004-FF10 1st Lien Mortgage Loan Schedule (Exhibit D) Closing Pool as of 04/01/2004

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule: Exhibit D (Closing Pool as of 06/01/2004)

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Current Paid to Date	Original Payment	Current Payment	Original Rate	Scheduled 05/01/04 Balance	Original Loan Amount	Loan Purpose	Original Document Type	Doc Grade	Appraised Value	Sale Price	Annual Unpaid Balance	Prepayment Program	Prepayment Penalty	Remaining Prepayment Penalty Term	Remaining Term	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Dividend	Group

First Franklin Mortgage Loan Trust 2004-FFH2 1st Lien Mortgage Loan Schedule (Exhibit D) (Closing Pool as of Mar 1/2004)

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Due	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled UPB Amt	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Penalty Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Decimal Loss Group

First Franklin Mortgage Loan Trust 2004-FFH1, 1st Lien Mortgage Loan Schedule, Exhibit D (Closing Pool as of 06/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule: Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH3 1st Lien Mortgage Loan Schedule - Exhibit D (Closing Pool as of 06/01/2004)

First Franklin Mortgage Loan Trust 2004-FFB1 1st Lien Mortgage Loan Schedule: Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH 1st Lien Mortgage Loan Schedule: Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH2 1st Lien Mortgage Loan Schedule, Exhibit D (Closing Pool as of 06/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH 1st Lien Mortgage Loan Schedule- Exhibit D (Closing Pool as of 05/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule; Exhibit D (Closing Pool as of 06/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule, Exhibit D (Closing Pool as of 06/01/2004)

Loan Number	State	Zipcode	Occupancy Type	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Scheduled 6/01/04 Balance	Loan Purpose	Original Documentation Rate	Ext Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Penalty Term	Prepayment Term	Remaining Term	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Dividend Loan	Group

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule, Exhibit D (Closing Pool as of 04/01/2004)

Loan Number, State, Company Name, Zipcode, Property Type, Original Term, Remaining Term, LTV at Origination, Mortgage Rate, Current Payment, Original Payment, Maturity Date, Paid to Date, Original Balance, Scheduled Balance, Loan Purpose, Documentation Program, Appraisal Value, Sale Price, Actual Unpaid Balance, Prepayment Penalty, Prepayment Term, Remaining Term, Product, Lien Position, Minimum Mortgage Rate, Maximum Mortgage Rate, Gross Margin, Next Adjustment Date, Initial Periodic Rate Cap, Subsequent Rate Cap, Dishonored Loan Group.

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule, Exhibit D Closing Pool as of 04/01/2004

First Franklin Mortgage Loan Trust 2004-FF11 1st Lien Mortgage Loan Schedule - Exhibit D (Closing Pool as of 06/01/2004)

Loan Number, State, Zipcode, Occupancy Status, Property Type, Original Term, Remaining Term, LTV at Origination, Mortgage Rate, 1st Payment Due, Maturity Date, Original Payment, Current Payment, Paid to Date, Original Balance, Scheduled/Actual Balance, Loan Purpose, Original Rate, Documentation Program, Risk Grade, Appraisal Value, Sale Price, Actual Unpaid Balance, Prepayment Penalty, Prepayment on Term, Remaining Prepayment Term, Rounding Code, Product, Lien Position, Minimum Mortgage Rate, Maximum Mortgage Rate, Gross Margin, Next Adjustment Date, Initial Periodic Rate Cap, Subsequent Rate Cap, Divisional Loss, Group.

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH3 1st Lien Mortgage Loan Schedule - Exhibit D (Closing Pool as of 06/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH3 1st Lien Mortgage Loan Schedule: Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule, Exhibit D (Closing Pool as of 04/01/2004)

First Franklin Mortgage Loan Trust 2004-FFH1 (FFH 1st Lien Mortgage Loan Schedule: Exhibit D) (Closing Pool as of 6/01/2004)

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled 6/01/04 Balance	Loan Purpose	Original Rate	Documentation Program	Exit Code	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay Prepayment on Term	Remaining Prepayment Term	Remaining Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Initial Periodic Rate Cap	Subsequent Rate Cap	Dividend Loss	Group